
October 4, 2023

Beatriz García-Cos
Chief Financial Officer and Principal Accounting Officer
Ferroglobe PLC
13 Chesterfield Street
London W1J 5JN, United Kingdom

> **Re: Ferroglobe PLC**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Response dated September 21, 2023**
> **File No. 001-37668**

Dear Beatriz García-Cos:

We have reviewed your September 21, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 24, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Key Information, page 5

1. We note your response to prior comment 2 that you did not experience any material indirect consequences of climate-related regulation or business trends. However, you also state you are actively developing carbon reduction targets and initiatives and are aiming to meet the expectations of your stakeholders that are beginning to demand products with a lower carbon footprint. Please include a discussion explaining in greater detail your analysis and how you concluded on materiality for each of the items noted below:
    *   decreased demand for goods or products that produce significant greenhouse gas emissions or are related to carbon-based energy sources, including the basis for your statement that you do not anticipate a significant change in the industry's technology for production of the products you produce;

- increased demand for goods that result in lower emissions than competing products; and
- increased competition to develop innovative new products that result in lower emissions.

Your response also indicates that your risk factor disclosure on page 10 addresses reputation risks relating to your operations that produce material greenhouse gas emissions. However, such discussion appears to focus on the impact to your reputation that may result from a regulatory violation. Please tell us what consideration you have given to including disclosure regarding any potential reputation risks from your operations that produce greenhouse gas emissions, including from stakeholders, customers and lenders.

2.   We note your response to prior comment 3. Please further address the following:
- Your response acknowledges that there is always the potential for natural disasters and extreme weather conditions to occur as a result of global climate change. Your response also indicates that you have experienced non-material direct impacts as a result of weather-related incidents in recent years. Please explain how you assessed the materiality of weather-related incidents and quantify all weather-related damages to your property and operations.
- Your 2021 Global ESG report reflects that your water consumption totaled 27.7M cubic meters and is made up of 43% surface water, 37% from third parties and 20% ground water. Please tell us how you considered including disclosure regarding the impact of water availability and quality to your operations and results.
- Please revise your disclosure to address how you could be impacted if severe weather impacts your customers or suppliers. In this regard, we note your response reflects Colombia has experienced heavy rains and South Africa and the United States have suffered from flooding, and your Form 20-F reflects that 59% of your third-party coal purchases came from a single mine in Colombia and nearly all the manganese ore you purchase comes from suppliers in South Africa and Gabon.
- Your response states that your property insurance underwriting rate has consistently measured between 1.4 and 1.5. Please provide us with information quantifying the cost of property insurance for each of the periods for which financial statements are presented in your Form 20-F and whether you expect any future period changes to the cost of insurance.

Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any questions.

Sincerely,

Division of Corporation Finance

Office of Energy & Transportation